UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

MATTERSIGHT CORPORATION

(Name of Subject Company)

MATTERSIGHT CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

7% Series B Convertible Preferred Stock, par value $0.01 per share

(Title of Class of Securities)

577097108

(CUSIP Number of Class of Securities)

Kelly D. Conway

Chief Executive Officer

Mattersight Corporation

200 W. Madison Street, Suite 3100

Chicago, Illinois 60606

(877) 235-6925

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Matthew P. Dubofsky

Steven J. Tonsfeldt

Cooley LLP

380 Interlocken Crescent

Suite 900

Broomfield, CO 80021-8023

(720) 566-4000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On April 26, 2018, Mattersight Corporation, a Delaware corporation (“Mattersight”), issued a press release announcing the execution of an Agreement and Plan of Merger (the “Merger Agreement”) with NICE Systems, Inc., a Delaware corporation (“Parent”), NICE Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Acquisition Sub”), and, solely for the purposes of Section 8.16 of the Merger Agreement, NICE Ltd., a company organized under the laws of the State of Israel (“Guarantor”), pursuant to which Acquisition Sub will commence a cash tender offer (the “Offer”) to acquire all of the shares of the Company’s common stock (“Common Stock”) and the Company’s 7% Series B Convertible Preferred Stock (“Preferred Stock”) for a purchase price of (i) $2.70 per share of Common Stock, net to the holder thereof in cash (the “Common Offer Price”) and (ii) $7.80 per share of Preferred Stock, plus accrued and unpaid dividends payable thereon, if any, as of immediately prior to the Effective Time (as defined in the Merger Agreement), net to the holder thereof in cash (the “Preferred Offer Price”), each without interest. If successful, the Offer will be followed by a merger of Acquisition Sub with and into Mattersight (the “Merger”).

This Schedule 14D-9 filing consists of the following documents related to the proposed Offer and Merger:

(i)	Form of email sent to Mattersight customers, first used on April 26, 2018 (Exhibit 99.1);

(ii)	Form of email sent to Mattersight employees first used on April 26, 2018 (Exhibit 99.2); and

(iii)	Town Hall presentation deck, first used on April 26, 2018 (Exhibit 99.3).

The information set forth under Items 1.01, 5.03, 8.01 and 9.01 of the Current Report on Form 8-K filed by Mattersight April 26, 2018 (including all exhibits attached thereto) is incorporated herein by reference.

Important Additional Information and Where to Find It

In connection with the proposed acquisition of Mattersight by Parent, Acquisition Sub will commence a tender offer for all of the outstanding shares of Mattersight’s common stock and preferred stock. Such tender offer has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Mattersight, nor is it a substitute for the tender offer materials that Parent, Acquisition Sub and Guarantor will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time that the tender offer is commenced, Parent, Acquisition Sub and Guarantor will file tender offer materials on Schedule TO with the SEC, and Mattersight will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY MATTERSIGHT’S STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer statement and the solicitation/recommendation statement will be made available to Mattersight’s stockholders free of charge. A free copy of the tender offer statement and the solicitation/recommendation statement will also be made available to all stockholders of Mattersight by contacting Mattersight at Legal Department, Mattersight Corporation, 200 W. Madison Street, Suite 3100, Chicago, Illinois 60606, by phone at 877-235-6925, or by visiting Mattersight’s website (www.mattersight.com). In addition, the tender offer statement and the solicitation/recommendation statement (and all other documents filed with the SEC) will be available at no charge on the SEC’s website (www.sec.gov) upon filing with the SEC. MATTERSIGHT’S STOCKHOLDERS ARE ADVISED TO READ THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE TRANSACTION.

Forward-Looking Statements

This document contains certain statements that constitute forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the satisfaction of conditions to the completion of the proposed transaction and the expected completion of the proposed transaction, as well as other statements that are not historical fact. These forward-looking statements are based on currently available information, as well as Mattersight’s views and assumptions regarding future events as of the time such statements are being made. Such forward looking statements are subject to inherent risks and uncertainties. Accordingly, actual results may differ materially and adversely from those expressed or implied in such forward-looking statements. Such risks and uncertainties include, but are not limited to, the potential failure to satisfy conditions to the completion of the proposed transaction due to the failure to receive a sufficient number of tendered shares in the tender offer, as well as those described in cautionary statements contained elsewhere herein and in Mattersight’s periodic reports filed with the SEC including the statements set forth under “Risk Factors” set forth in Mattersight’s most recent annual report on Form 10-K, the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) to be filed by Parent, Acquisition Sub and Guarantor, and the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by Mattersight. As a result of these and other risks, the proposed transaction may not be completed on the timeframe expected or at all. These forward-looking statements reflect Mattersight’s expectations as of the date of this report. While Mattersight may elect to update any such forward-looking statements at some point in the future, Mattersight specifically disclaims any obligation to do so, even if our expectations change, except as required by law.

Exhibit Index

Exhibit Number	Description
99.1	Form of email sent to Mattersight customers, first used on April 26, 2018

99.2	Form of email sent to Mattersight employees first used on April 26, 2018

99.3	Town Hall presentation deck, first used on April 26, 2018